LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2021	zdavis@luselaw.com

April 24, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	BV Financial, Inc.

Registration Statement on Form S-1

Filed March 13, 2023

File No. 333-270496

To Whom It May Concern:

On behalf of BV Financial, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated April 11, 2023. The Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended March 31, 2023, beginning on page 28 of the Prospectus.

Form S-1 filed March 13, 2023

General, page i

1. In light of recent market events and activities within the banking sector, please revise your disclosures in the Business, Risk Factors, Management’s Discussion and Analysis and Quantitative and Qualitative Disclosures about Market Risk sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events. If available, consider supplementing your qualitative disclosure with additional quantitative details in order for an investor to understand changes to your liquidity position, activities, trends and market driven impacts as of a more recent date.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

The prospectus has been revised as follows in response to this comment:

•

We added a risk entitled “Our inability to generate core deposits may cause us to rely more heavily on wholesale funding strategies for funding and liquidity needs, which could have an adverse effect on our net interest margin and profitability.” on page 18 of the Prospectus.

•	A new section titled “Recent Industry Events,” was added to page 33 of the Prospectus.

•	We reviewed and supplemented the disclosure under “Management of Market Risk” beginning on page 56 of the Prospectus.

•	We reviewed and supplemented the disclosure under “Liquidity and Capital Resources” beginning on page 58 of the Prospectus.

•	We reviewed and supplemented the disclosure under “Sources of Funds” beginning on page 74 of the Prospectus.

2. Please advise if BayVanguard Bank 401(k) Profit Sharing Plan is intended to be a co-registrant. Additionally, please revise to indicate, if true, that there is no affiliation between BayVanguard and the Vanguard funds identified on pages 11-14.

In connection with the stock offering, BayVanguard Bank is allowing participants in the BayVanguard Bank 401(k) Profit Sharing Plan (the “401(k) Plan”) to invest all or a portion of their account balances in Company common stock. Accordingly, the 401(k) Plan is intended to be a co-registrant. The requested revisions to indicate that there is no affiliation between BayVanguard and the various Vanguard funds identified in the Prospectus Supplement have been made to pages S-11 and S-12 of the Prospectus Supplement.

3. We note that the reorganization of BV Financial will not be completed until after a vote and filing of amended articles of incorporation. With a view to disclosure, please advise us of the timing of the steps of the reorganization and confirm whether the reorganization is a condition to closing the offering.

As discussed with the Staff, the reorganization of Bay-Vanguard from the two-tier mutual holding company structure to the fully public stock holding company structure will occur concurrently with the closing of the stock offering. Bay-Vanguard cannot complete the offering without completing the reorganization and the reorganization cannot be undertaken without the concurrent stock offering.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

Special meetings of the stockholders of the Company and the members of Bay-Vanguard, M.H.C., Inc. (the “MHC”) are currently scheduled to be held on June 29, 2023. At those meetings the stockholders and members will vote on approval of the plan of conversion and reorganization. The stockholders will also approve an amendment to the Company’s Articles of Incorporation to establish a liquidation account at the Company to maintain MHC members’ current liquidation rights in BayVanguard Bank following the completion of the transaction. Assuming all regulatory and corporate approvals are obtained in a timely manner, we anticipate that the reorganization and the offering will close in mid-July 2023.

4. We note the multiple cover pages that appear to be prepared for different offerings. If applicable, please revise to provide explanatory notes and separate pagination to clearly indicate when separate pages will be used.

As discussed with the Staff, the Registration Statement includes: (1) a Prospectus Supplement for the offering of participation interests in the Company’s common stock to participants in the 401(k) Plan; (2) a Prospectus for the stock offering the holders of subscription rights and, if necessary, the general public; and (3) a Proxy Statement/Prospectus, which serves as the Prospectus for the new shares of Company common stock to be exchanged for the existing shares of Company stock held by existing shareholders of the Company to preserve their pro rata ownership in the Company and a Proxy Statement for the current stockholders of the Company with regard to the special meeting of stockholders to vote on the plan of conversion and reorganization. All three documents are related to the same offering. Upon their first use, each of the documents will be filed separately under Rule 424(b)3 of the Securities Act.

The pages for the Prospectus Supplement have been updated to include an “S-” in front of the page numbers to reflect that the Prospectus Supplement will be attached to the and appear in front of the Prospectus. The Prospectus and the Proxy Statement/Prospectus have not been re-paginated as they will not be used together as a single document and separate pages will not be used.

Summary, page 1

5. We note your disclosure on page 102 that depositors of BayVanguard Bank have voting rights in Bay-Vanguard, M.H.C. as to all matters requiring a vote of members, and that upon completion of the conversion, depositors will no longer have voting rights. Please disclose this in the summary section or include a cross-reference to this section.

Additional disclosure has been added on page 14 of the Prospectus in response to this comment.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

6. Please provide a separate discussion for each loan category in your portfolio and discuss the risks that are unique to each category to the extent material.

Additional disclosure has been added on pages 1 and 2 of the Prospectus in response to this comment, including cross references to the discussion of each separate loan category and the specific underwriting risks associated with each category that appear beginning on pages 63 and 65 of the Prospectus, respectively.

7. Please refer to Market for Common Stock on pages 11 and 37 and the statement that you are required to have at least 3 broker-dealers on the Nasdaq Capital Market. Revise to clarify the anticipated timeline, identify the other listing requirements and further clarify the risk that the common stock could be rejected for listing after completion of the offering.

Additional disclosure has been added on pages 9 and 38 of the Prospectus in response to this comment.

As discussed with the Staff, due to the unique structure of the transaction in which it is a best efforts offering without a specific pricing event, historically similar companies have obtained approval to list the Company’s common stock on the Nasdaq Capital Market prior such time as the Company’s registration statement is declared effective by the SEC. We are in conversations with Nasdaq to attempt to achieve similar timing in this transaction.

Risk Factors, page 18

8. Please revise here and Management’s Discussion and Analysis to further clarify the significant increase in your dependence on Federal Home Loan Bank borrowings. In this regard, we also note the statement on page 54 that you “may utilize Federal Home Loan Bank advances” to meet liquidity needs depending on the retention of time deposits.

Additional disclosure has been added on pages 17 and 51 of the Prospectus in response to this comment.

Changes in interest rates could reduce our profits and asset values, page 20

9. We note the statements page 20 regarding the spread between interest rates and your “asset sensitivity,” which you indicate is “preferable as it results in improvement in our net interest margin.” We also note the reference to any “substantial, unexpected, prolonged change in market interest rates.” Please revise Management’s Discussion and Analysis to further explain your asset sensitivity and how it improved your results of

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

operations. With respect to the substantial increase in interest rates during 2022, revise here and Management’s Discussion and Analysis to provide quantitative and qualitative disclosure regarding the increase in rates and the extent to which it materially impacted your results of operations and liquidity.

Additional disclosure has been added on pages 17, 53 and 54 of the Prospectus in response to this comment.

Inflation can have an adverse impact on our business and on our customers, page 21

10. We note your risk factor on page 21 indicating that inflation can have an adverse impact on your business and on your customers. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, if applicable, discuss how your business has been materially affected by the various types of inflationary pressures you are facing.

Aside from the effects already disclosed in this risk factor, recent inflationary pressures have not materially impacted the Company’s operations to date.

We outsource critical operations to third-party service providers, page 25

11. We note from this and the preceding risk factor that your business is subject to cybersecurity risks. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and an effect this has on the board’s leadership structure.

Additional disclosure has been added on page 21 of the Prospectus in response to this comment.

12. Additionally, please revise to clarify the board’s role in risk oversight regarding other key areas. In this regard, we note the 2023 annual report available on the company’s website discusses the Enterprise Risk Management Committee.

Additional disclosure has been added on page 21 of the Prospectus in response to this comment.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

Selected Consolidated Financial and Other Data

Asset Quality Ratios, page 32

13. We note your allowance for loan losses as a percentage of non-performing loans disclosed on page 32 is inconsistent with the percentages you disclose on page 72. In addition, it is unclear how some of these amounts recalculate based on the amount of non-performing loans and allowance for loan losses at period end disclosed on pages 70 and 72, respectively. Please provide us with your calculations of Allowance for loan losses as a percentage of non-performing loans, Non-performing loans as a percentage of total loans, Non-performing loans as a percentage of total assets, and Total non-performing assets as a percentage of total assets. In addition, revise to ensure your disclosure of these ratios are both mathematically accurate and consistent.

Revisions to the disclosure on pages 27 and 70 of the Prospectus have been made in response to this comment. Below is the requested information for allowance for loan losses as a percentage of non-performing loans, non-performing loans as a percentage of total loans, non-performing loans as a percentage of total assets, and total non-performing assets as a percentage of total assets.

	12/31/2022	12/31/2021
	(Dollars in thousands)
Gross loans outstanding	$666,923	$591,513
Total assets	844,963	815,130
Allowance for loan losses	3,813	2,666
Non-performing loans	5,884	2,396
Other real estate owned	1,987	1,987

Non-performing assets	$7,871	$4,383

Allowance for loan losses to loan principal balance outstanding	0.57%	0.45%
Allowance for loan losses to non-performing loans	64.80%	111.27%
Non-performing loans to total loans	0.88%	0.41%
Non-performing loans to total assets	0.70%	0.29%
Non-performing assets to total assets	0.93%	0.54%

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

Use of Proceeds, page 35

14. Please revise here and the cover page to clarify, if true that you will not close the offering if you do not sell the “minimum of 10,625,000 shares,” as stated in the second cover page after page 19. Additionally, please advise us if you will use an escrow consistent with Rule 10b-9.

Additional disclosure has been added to the cover page of the Prospectus Supplement, on page 36 of the Prospectus and the first page of the Proxy Statement/Prospectus in response to this comment.

As discussed with the Staff, while Rule 10b-9 of the Securities Exchange Act of 1934 would generally require that the subscription funds be held in an escrow account with a third party, the Securities and Exchange Commission has issued a no-action letter, dated November 29, 1985 (the “Trident Letter”), stating that subscription funds in a mutual-to-stock conversion may be maintained at the converting financial institution, here BayVanguard Bank (the “Bank”), in subscription accounts until the conversion offering is completed. Payment for shares ordered in both the subscription and community offering as well as the syndicated community offering, if any, will be received and cleared before the completion of the conversion. No “sweep” structure will be used in the syndicated community offering. Completion of the conversion cannot occur until the Company has received and accepted funds aggregating the purchase price of at least the minimum number of shares required to be sold. The funds received as payment for orders in all phases of the offering will be promptly deposited in a segregated interest-bearing deposit account maintained at the Bank on behalf of the Company. Such deposit account will hold only funds received as payment for shares subscribed for in the offering. The funds held in such account will not be released until the closing of the conversion transaction. At that time, the funds reflecting payment for the shares issued in the offering will be released to the Company and any refunds due subscribers plus interest earned on the deposited funds will be promptly transmitted to the subscribers.

We believe that the manner in which the funds will be held at the Bank on behalf of the Company satisfies Rule 10b-9 and are substantially consistent with the structure contemplated by the Trident Letter and employed by converting institutions since the date of those letters.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

Management of Market Risk, page 55

15. We note your tabular presentation of changes in net interest income and economic value of equity due to difference scenarios for changes in interest rates. Please supplement your disclosure in these sections to qualitatively discuss the information presented in these tables and the relationship between the changes in rates with the measures you have presented.

Additional disclosure has been added on page 57 of the Prospectus in response to this comment.

Lending Activities, page 61

16. We note your disclosure on page 63 that you purchase and participate in commercial real estate loans from other financial institutions, and that such loans are “subject to the same underwriting criteria and loan approval requirements applied to loans originated by BayVanguard Bank.” Please clarify how you apply the same underwriting criteria and loan approval requirements to existing loans that have already be underwritten by other financial institutions, such as whether you independently go through the underwriting process for each loan prior to acquisition to participation, or whether this statement reflects your belief based on your due diligence that the other financial institutions applied the same criteria and requirements during their underwriting prior to your acquisition or participation.

All purchases and participations require BayVanguard Bank’s management to perform an independent financial analysis prior to the purchase. The Bank does not rely on any credit analysis performed by the seller. Additional disclosure has been added on page 63 of the Prospectus in response to this comment.

Commercial Real Estate Lending, page 62

17. We note your disclosure that at December 31, 2022, $146.8 million, of 46.2% of your commercial real estate loans were secured by collateral located outside of Maryland. However, on page 19, we note that that at December 31, 2022, $137.5 million, or 60.8% of investor commercial real estate loans were secured by collateral located outside of Maryland. Please clarify the difference between these two metrics and revise your disclosures accordingly.

Commercial – investor is a subcategory of commercial real estate, which also includes commercial – owner occupied. Of the total category of commercial real estate loans, $146.8 million, or 46.2%, is secured by collateral located outside of Maryland. Of the smaller subcategory of commercial – investor loans, $137.5 million, or 60.8%, is secured by collateral located outside of Maryland.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

Additional disclosure has been added on page 63 of the Prospectus to clarify that commercial real estate loans means commercial – investor and commercial – owner occupied loans.

Our Directors and Executive Officers, page 86

18. We note your disclosure that the Board has nominated P. David Bramble for election at the 2023 Annual Meeting of Stockholders. Please refer to Rule 438 which requires that when any person who has not signed the registration statement is named therein as about to become a director, the written consent of such person shall be filed with the registration statement. Please revise or advise why you believe a consent is not required.

The requested consent is filed as Exhibit 23.4 to the Amended Form S-1.

Approvals Required, page 101

19. We note that the affirmative vote of a majority of the total votes eligible to be cast by the members of Bay-Vanguard, M.H.C. (i.e., eligible depositors of BayVanguard Bank) is required to approve the plan of conversion. Please revise to disclose when you plan to conduct these votes and how this vote will be conducted, such as with a proxy statement, or advise. Please also briefly describe what types of matters currently require depositor approval under “Effect on Voting Rights of Depositors and Borrowers” at page 102.

Additional disclosure has been added on pages 97 and 99 of the Prospectus in response to this comment.

*                *                 *

If you have any questions, please contact the undersigned.

Very truly yours,

Zachary Davis

Enclosure

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2023

cc:	Michael Henderson, SEC

Robert Klein, SEC

John Stickel, SEC

James Lopez, SEC

David M. Flair, BV Financial, Inc.

Timothy L. Prindle, BV Financial, Inc.

Scott A. Brown, Esq.